Exhibit 99.3

FOURTH SUPPLEMENTAL INDENTURE
FOURTH SUPPLEMENTAL INDENTURE (this "Supplemental Indenture"), dated as of July 10, 2018, between Baytex Operations Ltd., (the "New Guarantor"), the New Guarantor being a subsidiary of Baytex Energy Corp., an Alberta Canada corporation (the "Company"), the existing Guarantors (as defined in the Indenture referred to herein), the Company and Computershare Trust Company, N.A., a national banking association, as trustee under the Indenture referred to herein (the "Trustee"). The New Guarantor and the existing Guarantors are sometimes referred to collectively herein as the "Guarantors," or individually as a "Guarantor."
W I T N E S S E T H
WHEREAS, the Company and the existing Guarantors have heretofore executed and delivered to the Trustee an indenture (the "Indenture"), dated as of June 6, 2014, relating to the 5.125% Senior Notes due 2021 and the 5.625% Senior Notes due 2024 (the "Securities") of the Company, as supplemented by a first supplemental indenture dated June 11, 2014 and a second supplemental indenture dated July 25, 2014 and a third supplemental indenture dated December 15, 2017;
WHEREAS, Section 4.9 of the Indenture in certain circumstances requires the Company to cause a Restricted Subsidiary (i) to become a Guarantor by executing a supplemental indenture and (ii) to deliver an Officers' Certificate and Opinion of Counsel to the Trustee as provided in such Section; and
WHEREAS, pursuant to Section 9.1 of the Indenture, the Company, the Guarantors and the Trustee are authorized to execute and deliver this Supplemental Indenture to amend or supplement the Indenture without the consent of any Holder;
NOW THEREFORE, to comply with the provisions of the Indenture and in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the New Guarantor, the other Guarantors, the Company and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Securities as follows:
1.     CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.
2.     AGREEMENT TO GUARANTEE. The New Guarantor hereby agrees, jointly and severally, with all other Guarantors, to unconditionally Guarantee to each Holder and to the Trustee the Obligations, to the extent set forth in the Indenture and subject to the provisions in the Indenture. The obligations of the Guarantors to the Holders of Securities and to the Trustee pursuant to the Subsidiary Guarantees and the Indenture are expressly set forth in Article X of the Indenture and reference is hereby made to the Indenture for the precise terms of the Subsidiary Guarantees.
3.     EXECUTION AND DELIVERY. The New Guarantor agrees that its Subsidiary Guarantee shall remain in full force and effect notwithstanding any failure to endorse on each Security a notation of such Subsidiary Guarantee.

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4.     NEW YORK LAW TO GOVERN. THE LAWS OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE AND ENFORCE THIS SUPPLEMENTAL INDENTURE, WITHOUT GIVING EFFECT TO ITS PRINCIPLES OR RULES OF CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES ARE NOT MANDATORILY APPLICABLE BY STATUTE AND WOULD REQUIRE OR PERMIT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.
5.     COUNTERPARTS. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. This Supplemental Indenture may be executed in multiple counterparts which, when taken together, shall constitute one instrument.
6.     EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.
7.     THE TRUSTEE. Except as otherwise expressly provided herein, no duties, responsibilities or liabilities are assumed, or shall be construed to be assumed, by the Trustee by reason of this Supplemental Indenture. This Supplemental Indenture is executed and accepted by the Trustee subject to all the terms and conditions set forth in the Indenture with the same force and effect as if those terms and conditions were repeated at length herein and made applicable to the Trustee with respect hereto.
IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.
Dated: July 10, 2018

BAYTEX OPERATIONS LTD.
By:	“Signed”
Rodney D. Gray Chief Financial Officer

By:	“Signed”
Murray J. Desrosiers Vice President, Corporate Secretary and General Counsel

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BAYTEX ENERGY USA, INC.		BAYTEX ENERGY CORP.
By:	“Signed”	By:	“Signed”
	Gregory Zimmerman President		Rodney D. Gray Chief Financial Officer

		By:	“Signed”
Murray J. Desrosiers Vice President, Corporate Secretary and General Counsel
BAYTEX ENERGY LTD.		BAYTEX USA DEVELOPMENT, LLC
By:	“Signed”	By:	“Signed”
	Rodney D. Gray Chief Financial Officer		Gregory Zimmerman President

By:	“Signed”
Murray J. Desrosiers Vice President, General Counsel and Corporate Secretary

BTE CANADA HOLDINGS LTD.		BAYTEX MARKETING LTD.
By:	“Signed”	By:	“Signed”
	Rodney D. Gray Chief Financial Officer		Rodney D. Gray Chief Financial Officer

		By:	“Signed”
Murray J. Desrosiers Corporate Secretary

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BTE FINANCE COMPANY LTD.		BAYTEX ENERGY PARTNERSHIP, by its managing partner, BAYTEX ENERGY LTD.
By:	“Signed”	By:	“Signed”
	Rodney D. Gray Chief Financial Officer		Rodney D. Gray Chief Financial Officer

By:	“Signed”	By:	“Signed”
	Murray J. Desrosiers Corporate Secretary		Murray J. Desrosiers Vice President, General Counsel and Corporate Secretary

BTE HOLDINGS S.À R.L. société à responsabilité limitée registered office: 99, Grand Rue, L-1661 Luxembourg, Grand Duchy of Luxembourg RCS number: B 186 760		BTE FINANCE S.À R.L. société à responsabilité limitée registered office: 99, Grand Rue, L-1661 Luxembourg, Grand Duchy of Luxembourg RCS number: B 186 923
By:	“Signed”	By:	“Signed”
	Paul de Haan Authorized Signatory		Paul de Haan Authorized Signatory

BAYTEX COMMERCIAL TRUST 1,
BAYTEX COMMERCIAL TRUST 2,
BAYTEX COMMERCIAL TRUST 3,
BAYTEX COMMERCIAL TRUST 4,
BAYTEX COMMERCIAL TRUST 5,
BAYTEX COMMERCIAL TRUST 6,
BAYTEX COMMERCIAL TRUST 7, by their manager, BTE FINANCE COMPANY LTD.

By:	“Signed”
Rodney D. Gray Chief Financial Officer

By:	“Signed”
Murray J. Desrosiers Corporate Secretary

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COMPUTERSHARE TRUST COMPANY, N.A., as Trustee
By:	“Signed”
Authorized Signatory

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